April 24, 2025

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
Room 601, Block C, Gazelle Valley , No.69, Jinye Road
High-Tech Zone , Xi   an , Shaanxi, China
People   s Republic of China

       Re: Bon Natural Life Limited
           Form 20-F for Fiscal Year Ended September 30, 2024
           File No. 001-40517
Dear Wallace Lee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences